Subsidiaries of the Registrant

Name of Subsidiary	State or Other Jurisdictions of Incorporation
Valneva Austria GmbH	Austria
Valneva Canada Inc.	Canada
Valneva France SAS	France
Vaccines Holdings Sweden AB	Sweden
Valneva Scotland Ltd	Scotland
Valneva Sweden AB	Sweden
Valneva UK Ltd	England and Wales
Valneva USA Inc.	Delaware
VBC 3 Errichtungs GmbH	Austria